K&L GATES LLP 1 PARK PLAZA TWELFTH FLOOR IRVINE, CA 92614 T 949.253.0900 F 949.253.0902 klgates.com

May 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Robert Babula

Gus Rodriguez

Re:	Torchlight Energy Resources, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed April 21, 2021
File No. 001-36247

Ladies and Gentlemen,

Torchlight Energy Resources, Inc., a Nevada corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated May 4, 2021 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comment in italics as set forth in the Comment Letter. Capitalized terms used but not defined herein have the meanings given to them in the Definitive Proxy Statement on Schedule 14A filed by the Company on May 7, 2021 (the “Proxy Statement”).

Preliminary Proxy Statement

Unaudited Pro Forma Financial Information, page 87

1.	You disclose goodwill of $60.8 million in your pro forma financial statements at December 31, 2020. The goodwill represents 36% of the Pro Forma Combined total assets. Please address the following:

•

In Note (K) you disclose that goodwill is related to Arrangement closing. Disclose in further detail what your goodwill is attributable to since the company acquired received a going concern audit opinion.

•	Tell us whether you performed a goodwill impairment analysis and how the goodwill is recoverable.

Company Response: In response to the Staff’s comment, and following discussions with the Staff, the Company has added the following risk factor on page 51 of the Proxy Statement.

A substantial portion of the pro forma total assets of the Combined Company are represented by goodwill, which may fluctuate prior to the Closing of the Arrangement, may be subject to future impairment, and which the Combined Company may be required to write down, up to and including its total value.

In accordance with Accounting Standards Codification Topic 805 (“ASC 805”), the Arrangement will be accounted for as a reverse acquisition in which Meta will be treated as the accounting acquirer and Torchlight will be treated as the accounting acquiree. The relevant portion of ASC 805 provides that in a reverse acquisition, goodwill should be recorded for and attributed to any difference between the total consideration deemed to be transferred by the accounting acquirer and the total net assets of the accounting acquiree. On this basis, the parties have calculated the pro forma goodwill of the Combined Company to be approximately $60.8 million, or approximately 36% of the pro forma total assets of the Combined Company. See note (k) to the “Unaudited Pro Forma Financial Information” included in this proxy statement for additional information regarding the calculation of the pro forma goodwill of the Combined Company.

The pro forma goodwill of the Combined Company is highly sensitive to changes in the assets and liabilities of the parties between the date of presentation of the “Unaudited Pro Forma Financial Information” included in this proxy statement and the Closing of the Arrangement, as well as fluctuations in the market price of the Meta Shares prior to the Closing of the Arrangement. As such, the actual goodwill of the Combined Company as of the Closing of the Arrangement may be substantially different from the pro forma goodwill of the Combined Company presented in the “Unaudited Pro Forma Financial Information” included in this proxy statement.

Further, after the Closing of the Arrangement, the Combined Company will conduct reviews to determine whether its goodwill is impaired and should be written down. These reviews may take place in connection with Asset Sale Transactions, as one significant potential source of goodwill recovery is from the O&G Assets. If the Combined Company determines goodwill is impaired, the Combined Company will be required to take a potentially significant impairment charge and write down the value of such goodwill to its fair value. It is not possible to estimate the amount or magnitude of any such impairment charge or its effect on the financial position of the Combined Company at this time. However, any such impairment charge would have a negative effect on the stockholders’ equity of the Combined Company and its financial results, and may cause a decline in the trading price of the Combined Company Shares.

In addition, in response to the Staff’s comment, and following discussions with the Staff, the Company has replaced note (K) to the Unaudited Pro Forma Financial Information on pages 94 and 95 of the Proxy Statement with the following disclosure:

This figure is goodwill related to the Closing of the Arrangement. In accordance with ASC 805, the Arrangement will be accounted for as a reverse acquisition in which Meta will be treated as the accounting acquirer and Torchlight will be treated as the accounting acquiree. The relevant portion of ASC 805 provides that in a reverse acquisition, goodwill should be recorded for and attributed to any difference between the total consideration deemed to be transferred by the accounting acquirer and the total net assets of the accounting acquiree. For purposes of the goodwill analysis under ASC 805, the total “consideration” transferred by Meta, as the accounting acquirer in the Arrangement, equals the market value (in U.S. dollars) of the number of Meta Shares that would have to be issued to Torchlight, as the accounting acquiree in the Arrangement, that would result in Meta owning 75% of the outstanding Combined Company Shares after the Closing of the Arrangement. Based on the market value of the Meta Shares on April 12, 2021, this would result in pro forma total “consideration” being transferred to the Company of approximately $80.0 million. Further, the pro forma total net assets of Torchlight to be transferred to Meta, as the accounting acquirer, would be equal to approximately $19.2 million, based on pro forma total assets of Torchlight of approximately $97.6 million (including approximately $14.8 million in cash, $10 million in notes receivable and $72.8 million of O&G Assets), less pro forma liabilities of approximately $78.4 million (including liabilities attributable to the Series A Preferred Stock). The difference between the $80.0 million of consideration and the $19.2 of pro forma net assets yields goodwill of approximately $60.8 million. In addition to the cash and fixed assets being transferred, Torchlight is delivering a NASDAQ listed legal entity in good standing that will provide the Combined Company with ready access to significant capital sources in the future to fund its growth plans. The value of this listing is a contributing factor to the goodwill but is difficult to quantify and may be difficult to support in any subsequent goodwill impairment testing.

Accounting Standards Codification Topic 350 provides that the Combined Company’s recorded goodwill is not to be amortized and is to be tested, at least annually for impairment. Impairment of goodwill is the condition that exists when the carrying amount of the Combined Company unit that includes goodwill exceeds its fair value. A goodwill impairment loss is to be recognized for the amount that the carrying amount including goodwill, exceeds its fair value, limited to the total amount of goodwill. The goodwill estimated in the “Unaudited Pro Forma Financial Information” has not been tested for impairment given the uncertainties surrounding ascertaining the fair value of the Combined Company prior to the Closing of the Arrangement. The pro forma goodwill of the Combined Company is highly sensitive to changes in the assets and liabilities of the parties between the date of presentation of the “Unaudited Pro Forma Financial Information” included in this proxy statement and the Closing of the Arrangement, as well as fluctuations in the market price of the Meta Shares prior to the Closing of the Arrangement. A 15% reduction in the market price of the Meta Shares results in a $12 million, or 20%, reduction in pro forma goodwill of the Combined Company. The volatility of trading price of the Meta Shares, combined with transactions undertaken by both parties between the date of presentation of the “Unaudited Pro Forma Financial Information” and the Closing of the Arrangement could also have a material impact on the pro forma goodwill and the fair value of the Combined Company. The impairment analysis is intended to be performed in conjunction with reviews of the Combined Company’s quarterly financial statements, or upon triggering events (which would include Asset Sale Transactions) and adjustments required will be made at such time.

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:
Anuja Majumdar, U.S. Securities and Exchange Commission
Tim Levenberg, U.S. Securities and Exchange Commission
John Brda, Torchlight Energy Resources, Inc.
Roger Wurtele, Torchlight Energy Resources, Inc.
Jason C. Dreibelbis, K&L Gates LLP